Exhibit 99.2

NICE Announces International CX Excellence Award Winners, Demonstrating CX
AI Mastery

This year’s winners revolutionized the way they interact with their consumers through cloud, digital and AI solutions

Hoboken, N.J., July 9, 2024 – NICE (Nasdaq: NICE) today announced the 2024 International CX Excellence Award winners. The winning organizations were recognized at NICE’s recent Interactions International event in London. They were selected for their commitment to CX innovation to deliver effortless, personalized experiences that delight consumers and empower employees. Winners are leading examples of the significant results organizations deliver by leveraging Enlighten’s purpose-built AI for CX and CXone’s interaction-centric platform.

The CX Excellence Award winners demonstrated remarkable results in one of 5 categories:

AI Trailblazer – Showcasing AI’s transformative potential, this award recognizes an organization creating real AI business value for their business, consumers and employees by leveraging Enlighten’s purpose-built AI for CX. The winner is Harrods UK.

Digital Innovation – Recognizing the power of digital transformation, this award recognizes an organization leveraging the latest digital and AI technology to treat its customers with the utmost level of personalized care. The winner is the Alzheimer’s Society.

Outstanding Cloud Realization – Celebrating the effective consolidation of CX operations onto CXone, this award recognizes organizations leveraging CXone’s interaction-centric platform to improve efficiency and unify experiences across channels. The winners are Maxicare Philippines and ScS.

Outstanding Customer Experience – Applauding the use of the latest digital and AI solutions to deliver efficient, personalized, unattended and attended interactions tailored to customer preferences, this award recognizes organizations going above and beyond to deliver exceptional customer experiences.  The winners are Nespresso and BT.

Outstanding Employee Engagement – Recognizing commitment to empowering employees, this award goes to an organization leveraging Enlighten’s purpose-built AI for CX to augment employee work to enable employees to work smarter and faster but not harder. The winner is Carnival UK.

Darren Rushworth, President, NICE International, said, “Each one of this year’s winners represents an inspiring success story of what happens when an organization dedicates itself to transforming customer and employee experiences. These organizations are leading international markets with next-gen CX. What these winners have achieved motivates us at NICE to continue to innovate and deliver cutting-edge solutions.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.